UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Anthera Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03674U 20 1
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,192 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,192 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,192 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 3,474 of Series X Preferred Stock (defined in Item 4) convertible into approximately  1,764,168 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Includes 779,151 of the Warrants (defined in Item 4) owned by BVF. The Warrants exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only 779,151 of the Warrants owned by BVF would be exercised and the remaining Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,172,483 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,172,483 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,172,483 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes of 2,271 of Series X Preferred Stock (defined in Item 4) convertible into approximately   1,153,260 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 349,026 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 349,026 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,026 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% (1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 676 of Series X Preferred Stock (defined in Item 4) convertible into approximately 343,287 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 349,026 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 349,026 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,026 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 676 of Series X Preferred Stock (defined in Item 4) convertible into approximately 343,287 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Excludes Warrants (defined in Item 4) to purchase shares of Common Stock due to the Beneficial Ownership Limitation. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,649,588 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,649,588 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,649,588 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 7,499 of Series X Preferred Stock (defined in Item 4) convertible into approximately  3,808,145 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Includes 779,151 of the Warrants (defined in Item 4) owned by BVF. The Warrants exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only 779,151 of the Warrants owned by BVF would be exercised and the remaining Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,649,588 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,649,588 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,649,588 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 7,499 of Series X Preferred Stock (defined in Item 4) convertible into approximately  3,808,145 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Includes 779,151 of the Warrants (defined in Item 4) owned by BVF. The Warrants exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only 779,151 of the Warrants owned by BVF would be exercised and the remaining Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,649,588 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,649,588 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,649,588 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 7,499 of Series X Preferred Stock (defined in Item 4) convertible into approximately  3,808,145 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

Includes 779,151 of the Warrants (defined in Item 4) owned by BVF. The Warrants exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only 779,151 of the Warrants owned by BVF would be exercised and the remaining Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 03674U 20 1

Item 1(a).	Name of Issuer:

Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B
Hayward, California 94545

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 03674U 20 1

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

03674U 20 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2016, the Reporting Persons hold 7,499 shares of Series X Preferred Stock, par value $0.001 per share (the “Series X Preferred Stock”).  The Series X Preferred Stock is convertible into Common Stock at a ratio of approximately 507.82 shares of Common Stock for one share of Series X Preferred Stock (the “Series X Conversion Ratio”). Using the Series X Conversion Ratio, the Series X Preferred Stock would be convertible into an aggregate of approximately 3,808,145 shares of Common Stock.

The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Series X Beneficial Ownership Limitation”). As of the close of business on December 31, 2016, the Series X Preferred Stock Beneficial Ownership Limitation described in the prior sentence does not limit the aggregate conversion by the Reporting Persons.

CUSIP NO. 03674U 20 1

In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account would be fully converted.

In addition to the Series X Preferred Stock, the Reporting Persons hold approximately 1,904,325 shares of Common Stock underlying certain warrants (the “Warrants”). Each Warrant entitles the Holder to acquire one share of the common stock of the Issuer.

The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Warrant Beneficial Ownership Limitation” and, together with the “Series X Preferred Stock Beneficial Ownership Limitation” the “Beneficial Ownership Limitation”). Due to the Warrant Beneficial Ownership Limitation, as of the close of business on December 31, 2016, the Reporting Persons can only exercise 779,151 out of the total 1,904,325 shares of Common Stock underlying 1,904,325 Warrants held by BVF, and the remaining Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account remain unexercised.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock or Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the close of business on December 31, 2016, (i) BVF beneficially owned approximately 2,573,192 shares of Common Stock, including approximately 1,764,168 shares of Common Stock issuable upon the conversion of 3,474 shares of Series X Preferred Stock held by it and 779,151 shares of Common Stock issuable upon the exercise of certain Warrants held by it and excluding 103,060 shares of Common Stock issuable upon the exercise of certain Warrants held by it, (ii) BVF2 beneficially owned approximately 1,172,483 shares of Common Stock, including approximately 1,153,260 shares of Common Stock issuable upon the conversion of 2,271 shares of Series X Preferred Stock held by it, and excluding 576,630 Warrants held by it, and (iii) Trading Fund OS beneficially owned 349,026 shares of Common Stock, including approximately 343,287 shares of Common Stock issuable upon the conversion of 676 shares of Series X Preferred Stock held by it, and excluding 171,643 Warrants held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own 349,026 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the approximately 4,649,588 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account (the “Partners Managed Account”), including approximately 554,887 shares of Common Stock held in the Partners Managed Account issuable upon the conversion of 1,078 shares of Series X Preferred Stock, and excluding 273,841 shares of Common Stock underlying certain Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,649,588 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,649,588 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

CUSIP NO. 03674U 20 1

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 41,955,126 shares of Common Stock outstanding, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC) on November 7, 2016, (b) 3,808,145 shares of Common Stock that may be acquired upon the conversion of certain Series X Preferred Stock held by the Reporting Persons, and (c) 779,151 shares of Common Stock that may be acquired upon the exercise of certain Warrants held by the Reporting Persons.

As of the close of business on December 31, 2016, (i) BVF beneficially owned approximately 5.5% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.5% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS beneficially owned less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 1.2% of which is held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 03674U 20 1

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on September 16, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 03674U 20 1
SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President
/s/ Mark N. Lampert
MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President